October 25, 2007
Via Electronic Filing, Fax, Next Day Air

Proxy Review Office
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Croff Enterprises, Inc. SEC File No. 1-16731 Proposed Second Amended Proxy Statement

Dear Sir or Madam:

Our office, as general counsel for Croff Enterprises, Inc., (hereafter “Croff”, the “Company” or the “Registrant”) has been asked to request that you treat the enclosed proxy statement as a second amended filing to Croff’s first amended filing on March 19, 2007 as last reviewed by Mr. Jason Wynn, who we understand is no longer with the SEC.  The following representations should be deemed made and construed as if made directly by the company for whom we are acting as legal counsel.  The president and chairman of the board of Croff, Mr. Gerald L. Jensen, is likewise signing an attached certification to this letter to affirm all representations and undertakings of the registrant pursuant to direction of its Board.

The company, in addition to filing a copy of this letter as a non-public correspondence document, is concurrently electronically filing and sending to your office by facsimile a copy of this letter and delivering by next day air the original of this letter with two copies of the proposed second amended proxy statement and related materials.  Should you require further additional review copies, please contact the undersigned or the company at your earliest convenience and we will supply whatever additional copies would facilitate your review.

Mr. Wynn, on behalf of the SEC, sent a comment letter to our first amended filing dated March 29, 2007.  The earlier first amended filing involved a proposed reverse acquisition with a Chinese Company designated as TRBT.  Subsequent to that comment letter, we notified the SEC that the reorganization efforts with TRBT had been terminated and Croff was going forward with an amended proxy statement limited to the following items:

•
Plan of reorganization to transfer all oil and gas assets and liabilities (sometimes called preferred “B” assets) to a private Utah corporation known as Croff Oil and substantially owned by the Croff principals.  Croff Enterprise preferred “B” shareholders would receive one common share of Croff Oil for each share of preferred “B” shares in Croff Enterprises and the “B” shares would then be cancelled with continuing exchange rights;

Division of Corporate Finance/ SEC
October 25, 2007

•	Election of the existing board;

•	Increase the authorized common shares from 20 million to 50 million shares;

•	Increase the authorized, but unissued, preferred “A” shares form 5 million to 10 million shares;

•	Ratify the appointment of the independent auditor;

•	Provide “Dissenting Shareholder Rights” under Utah law.

For assistance in your review, we are attaching to this letter our last draft response to the last SEC comment letter dated April 7, 2007.  This draft was not believed submitted due to the TRBT termination.  We believe, however, we have incorporated in the current proxy statement the changes responsive to the earlier SEC comment letter; obviously excluding all matters related to the TRBT transaction.

It is respectfully requested that the SEC treat this submission as an ongoing amendment and approve this submission as soon as possible.  There are various date items left blank which cannot be inserted until we obtain an effective date.

We believe the base form of this proxy submission has incorporated the prior comments of the SEC and essentially proposes no new concept other than the transfer of assets to the private company for shares.

Thank you for your prompt review and any comments to this proxy.  We would like to hold our meeting in early November, 2007, if at all possible.

Sincerely,

/S/ Julian D. Jensen
Julian D. Jensen
Attorney Croff Enterprises, Inc.

JDJ/hl
Encls.

[Croff Letterhead]

Certification

The undersigned, Gerald L. Jensen, acting as the President and Chairman of the board of Croff Enterprises, Inc. (Croff) represents that he has been duly authorized by the board of Croff to review, approve and sign the attached and incorporated response letter to the SEC on behalf of Croff dated Cctober 24, 2007 and does hereby certify his signature to such letter and affirms all representations made by or on behalf of Croff in such letter.

/S/ Gerald L. Jensen
Gerald L. Jensen
Croff President and Chairman of the Board